June 30, 2025

Dror Ben-Asher
Chief Executive Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv, 6473921, Israel

       Re: RedHill Biopharma Ltd.
           Registration Statement on Form F-1
           Filed June 25, 2025
           File No. 333-288324
Dear Dror Ben-Asher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jayun Koo